Exhibit 99.147

Skeena Intersects 110.22 g/t Au over 4.41 metres at Snip Gold Project

Vancouver, BC (July 7, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report diamond drill core results from the 2021 Phase 3 infill and exploration drilling program at the Snip gold project (“Snip” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 3 program is designed to upgrade areas of existing Inferred resources from the Company’s 2020 Mineral Resource Estimate (MRE), to the Measured and Indicated categories. Reference images are presented at the end of this release as well as on the Company’s website.

Snip 2021 Phase 3 Drilling Highlights:

•	30.72 g/t Au over 3.82 m (S21-099)

•	48.44 g/t Au over 4.50 m (UG21-126)

•	33.63 g/t Au over 4.00 m (UG21-169)

•	25.64 g/t Au over 4.00 m (UG21-172)

•	58.47 g/t Au over 3.81 m (UG21-175)

•	46.94 g/t Au over 4.75 m (UG21-176)

•	110.22 g/t Au over 4.41 m (UG21-177)

True widths range from 60-100% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero.

New High-Grade Mineralization Intersected in Footwall Corridor

Situated on the 412 level of the Snip underground workings, a new cluster of previously unidentified, high-grade intersections have been intercepted during the Company’s Phase 3 infill program. A total of 21 fanned underground drill holes were collared from this single drill station to recategorize Inferred resources in the deeper footwall rocks. New high-grade veining intersections were discovered by all holes only metres into the underground rock face, all of which possess above average grades and widths as highlighted by intersection 110.22 g/t Au over 4.41 m which included 730.00 g/t Au over 0.58 m (UG21-177). Other examples include 46.94 g/t Au over 4.75 m including 320.00 g/t Au over 0.50 m (UG21-176) and 58.47 g/t Au over 3.81 m including 313.00 g/t Au over 0.60 m (UG21-175). This newly drilled mineralization is open for expansion up-dip 25 m and greater than 100 m down-dip due to a lack of drill hole sampling by previous operators. The westward strike extension is open for 40 m.

2021 Phase 3 Program Description

The 2021 drilling program at Snip is designed to convert Inferred resources from the Company’s 2020 MRE to higher confidence categories (Measured and Indicated) through surface and underground drilling. Dedicated geotechnical drilling is also being completed at the Project.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Snip Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Snip Project Phase II 2021 Length-Weighted Drill Hole Gold Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
S21-072				NSA
S21-077	41.25	41.94	0.69	74.90
S21-077	93.70	94.30	0.60	86.10
S21-086				NSA
S21-088				NSA
S21-089				NSA
S21-090	27.54	28.10	0.56	2.84
S21-090	52.84	53.35	0.51	2.36
S21-090	69.19	69.95	0.76	6.88
S21-090	79.00	80.00	1.00	16.20
S21-090	117.59	118.30	0.71	2.18
S21-091	116.50	117.00	0.50	41.30
S21-092	60.22	61.25	1.03	5.97
S21-093	58.53	59.10	0.57	20.30
S21-094	38.50	39.24	0.74	2.48
S21-094	113.00	114.50	1.50	2.31
S21-095	14.10	14.75	0.65	3.13
S21-095	43.30	43.94	0.64	2.35
S21-095	155.00	157.00	2.00	6.35
S21-095	158.13	161.45	3.32	5.55
S21-096	39.52	40.02	0.50	16.45
S21-097	109.50	111.00	1.50	2.50
S21-097	160.20	161.00	0.80	3.19
S21-098	36.50	38.00	1.50	3.76
S21-098	48.95	49.89	0.94	2.05
S21-098	52.00	53.00	1.00	21.90
S21-098	57.77	58.70	0.93	2.87
S21-099	34.50	37.50	3.00	2.87
S21-099	77.63	78.50	0.87	2.97
S21-099	112.00	115.25	3.25	27.31

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
INCLUDING	112.00	113.00	1.00	25.80
AND	113.75	115.25	1.50	41.90
S21-099	116.50	117.50	1.00	2.56
S21-099	123.50	126.50	3.00	3.80
S21-099	134.43	138.25	3.82	30.72
INCLUDING	134.43	134.93	0.50	104.00
AND	134.93	135.45	0.52	24.50
AND	135.45	136.50	1.05	20.10
AND	136.50	137.50	1.00	28.70
S21-099	140.00	140.50	0.50	52.40
S21-100				NSA
S21-101	40.00	41.50	1.50	2.74
S21-101	60.57	61.10	0.53	12.75
S21-102				NSA
S21-103				NSA
S21-104				NSA
S21-105	22.00	25.25	3.25	2.72
UG21-111	111.50	116.00	4.50	4.33
UG21-111	159.00	162.00	3.00	6.49
UG21-111	177.00	178.00	1.00	3.36
UG21-112	92.00	93.50	1.50	7.25
UG21-112	101.22	101.72	0.50	14.45
UG21-112	106.50	107.00	0.50	7.81
UG21-112	158.50	159.34	0.84	3.09
UG21-113	49.20	49.80	0.60	42.60
UG21-113	63.50	66.50	3.00	2.21
UG21-113	68.00	69.50	1.50	2.53
UG21-113	75.50	81.50	6.00	4.41
UG21-114	66.50	68.00	1.50	2.49
UG21-114	87.50	89.00	1.50	7.31
UG21-114	96.50	98.00	1.50	3.51
UG21-114	107.60	108.50	0.90	21.90
UG21-114	111.00	111.80	0.80	2.22
UG21-114	125.00	126.50	1.50	2.60
UG21-114	128.00	128.50	0.50	33.20
UG21-114	132.50	134.00	1.50	3.63
UG21-115	21.77	22.31	0.54	2.50
UG21-115	118.18	119.50	1.32	2.59
UG21-115	124.50	126.00	1.50	2.77
UG21-115	145.50	146.40	0.90	3.71
UG21-116	92.15	93.40	1.25	4.68
UG21-117	42.00	45.00	3.00	8.98
INCLUDING	42.00	43.50	1.50	14.10
UG21-117	57.00	60.00	3.00	2.12
UG21-117	76.50	79.50	3.00	1.95
UG21-117	81.00	82.50	1.50	2.90
UG21-118	62.50	63.50	1.00	24.40
UG21-118	89.50	91.00	1.50	12.55
UG21-118	109.00	110.50	1.50	12.25
UG21-118	115.00	116.00	1.00	24.50
UG21-118	120.50	122.00	1.50	2.86
UG21-118	130.00	131.50	1.50	7.20
UG21-119	69.00	72.00	3.00	12.10
INCLUDING	70.50	72.00	1.50	17.35
UG21-119	78.68	79.50	0.82	3.23

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-119	81.00	81.97	0.97	2.24
UG21-120	52.50	53.50	1.00	12.40
UG21-120	62.50	64.00	1.50	4.63
UG21-120	84.80	85.70	0.90	3.10
UG21-120	108.50	109.00	0.50	3.26
UG21-121	40.43	40.93	0.50	3.49
UG21-122	43.50	46.50	3.00	7.05
UG21-122	77.30	78.00	0.70	2.41
UG21-123	65.00	66.50	1.50	2.07
UG21-123	76.97	78.87	1.90	7.95
UG21-124				NSA
UG21-125	11.50	13.00	1.50	2.79
UG21-125	32.00	33.00	1.00	3.70
UG21-125	56.80	57.50	0.70	4.53
UG21-125	66.00	67.50	1.50	3.09
UG21-125	108.90	110.50	1.60	3.83
UG21-126	18.00	19.50	1.50	4.18
UG21-126	30.00	31.00	1.00	3.33
UG21-126	33.00	36.00	3.00	4.16
UG21-126	69.50	71.00	1.50	4.86
UG21-126	119.00	120.00	1.00	2.85
UG21-126	132.90	137.40	4.50	48.44
INCLUDING	133.55	135.00	1.45	116.00
AND	135.00	136.00	1.00	22.70
AND	136.00	137.40	1.40	16.95
UG21-127	101.50	102.15	0.65	20.30
UG21-128	11.00	12.00	1.00	4.82
UG21-128	44.50	45.50	1.00	2.93
UG21-128	73.50	75.00	1.50	5.99
UG21-128	103.50	105.00	1.50	2.33
UG21-129	24.50	26.00	1.50	3.70
UG21-129	35.00	36.50	1.50	6.40
UG21-129	60.00	61.50	1.50	5.99
UG21-129	137.00	141.50	4.50	5.32
UG21-130				NSA
UG21-131	59.00	60.42	1.42	2.72
UG21-131	76.50	78.00	1.50	3.38
UG21-131	79.50	81.00	1.50	2.10
UG21-131	109.69	110.25	0.56	3.76
UG21-131	112.12	114.04	1.92	5.06
UG21-132				ABANDONED
UG21-133	51.50	52.00	0.50	2.15
UG21-133	123.50	124.35	0.85	3.10
UG21-133	132.65	133.15	0.50	8.57
UG21-134	61.00	62.50	1.50	5.44
UG21-134	65.50	67.00	1.50	2.67
UG21-134	83.50	85.00	1.50	3.92
UG21-135				NSA
UG21-136	10.00	11.50	1.50	4.94
UG21-136	31.00	32.50	1.50	7.72
UG21-137	35.50	37.00	1.50	10.25
UG21-137	56.82	58.00	1.18	22.70
UG21-137	65.00	65.70	0.70	4.79
UG21-138	11.50	13.00	1.50	12.15
UG21-139	42.00	43.50	1.50	8.68

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-139	115.00	116.00	1.00	6.15
UG21-140	17.00	18.00	1.00	10.00
UG21-140	47.50	49.00	1.50	8.72
UG21-140	77.00	78.00	1.00	4.11
UG21-141	9.00	11.00	2.00	3.04
UG21-141	72.00	73.50	1.50	2.15
UG21-142	34.90	36.00	1.10	31.10
UG21-142	55.00	56.00	1.00	2.22
UG21-143	2.88	3.50	0.62	2.16
UG21-144	37.30	38.50	1.20	5.32
UG21-144	51.00	52.00	1.00	15.40
UG21-145	3.00	4.00	1.00	7.17
UG21-145	6.00	7.00	1.00	12.35
UG21-145	14.00	15.50	1.50	2.08
UG21-145	64.00	65.50	1.50	4.75
UG21-145	77.50	79.00	1.50	3.97
UG21-145	102.30	103.00	0.70	19.45
UG21-146	17.00	18.00	1.00	3.21
UG21-146	36.00	37.00	1.00	5.08
UG21-146	41.50	43.00	1.50	23.51
INCLUDING	41.50	42.37	0.87	17.00
AND	42.37	43.00	0.63	32.50
UG21-147				NSA
UG21-148	11.42	11.92	0.50	2.17
UG21-148	13.00	14.50	1.50	3.75
UG21-148	82.00	83.50	1.50	3.03
UG21-149				NSA
UG21-150	38.00	39.50	1.50	4.06
UG21-150	41.00	42.50	1.50	2.04
UG21-150	80.00	83.00	3.00	3.71
UG21-150	100.80	101.45	0.65	9.66
UG21-150	122.35	123.10	0.75	2.44
UG21-151	76.27	77.00	0.73	3.79
UG21-152				NSA
UG21-153	0.00	1.00	1.00	3.60
UG21-153	30.30	31.20	0.90	3.37
UG21-153	47.50	48.90	1.40	4.54
UG21-153	99.10	99.60	0.50	27.90
UG21-153	106.00	107.50	1.50	2.46
UG21-153	113.00	114.00	1.00	3.51
UG21-153	123.95	125.55	1.60	2.33
UG21-153	128.60	129.65	1.05	5.65
UG21-153	137.80	138.30	0.50	21.40
UG21-154	105.00	106.50	1.50	2.33
UG21-154	117.00	118.50	1.50	16.95
UG21-155	6.00	7.50	1.50	4.57
UG21-155	30.00	31.50	1.50	2.37
UG21-156	0.00	0.50	0.50	3.31
UG21-156	16.70	17.30	0.60	2.53
UG21-156	36.20	39.20	3.00	3.03
UG21-156	78.00	79.00	1.00	4.96
UG21-156	112.00	113.50	1.50	3.14
UG21-157	9.50	10.50	1.00	8.93
UG21-157	39.50	41.00	1.50	2.83
UG21-157	79.50	82.50	3.00	3.69

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-157	94.50	95.25	0.75	18.50
UG21-157	99.00	100.50	1.50	2.23
UG21-157	117.00	118.50	1.50	8.28
UG21-158	0.00	0.54	0.54	2.36
UG21-158	43.50	46.50	3.00	4.22
UG21-158	51.60	52.50	0.90	2.69
UG21-158	101.00	102.00	1.00	2.05
UG21-158	111.00	114.00	3.00	5.93
UG21-158	118.50	120.00	1.50	2.61
UG21-158	130.00	131.50	1.50	2.31
UG21-158	134.50	136.00	1.50	2.52
UG21-159	0.00	0.62	0.62	4.00
UG21-159	13.50	15.00	1.50	2.93
UG21-159	18.00	19.50	1.50	2.80
UG21-159	105.25	106.25	1.00	2.13
UG21-159	123.00	124.50	1.50	2.40
UG21-159	143.00	144.50	1.50	7.31
UG21-160	9.20	9.85	0.65	3.14
UG21-160	21.60	22.60	1.00	3.88
UG21-160	71.00	72.00	1.00	4.60
UG21-160	78.05	79.75	1.70	6.41
UG21-160	102.33	102.90	0.57	28.50
UG21-161	4.40	5.90	1.50	50.50
UG21-161	55.75	56.40	0.65	3.96
UG21-162	7.50	9.00	1.50	2.32
UG21-162	16.50	18.00	1.50	2.00
UG21-162	86.00	87.00	1.00	4.47
UG21-162	112.00	112.50	0.50	3.18
UG21-162	115.50	118.40	2.90	4.14
UG21-162	122.75	123.75	1.00	2.16
UG21-163	40.00	41.50	1.50	2.15
UG21-163	105.00	106.50	1.50	4.66
UG21-164	0.00	0.50	0.50	6.02
UG21-164	102.50	104.00	1.50	8.54
UG21-165	36.00	37.00	1.00	2.48
UG21-165	90.00	92.00	2.00	12.82
INCLUDING	91.00	92.00	1.00	21.40
UG21-165	102.40	103.85	1.45	2.03
UG21-166	3.00	4.00	1.00	6.80
UG21-166	11.80	13.30	1.50	3.10
UG21-166	26.80	27.80	1.00	2.91
UG21-166	46.50	47.00	0.50	9.99
UG21-166	54.90	55.40	0.50	2.40
UG21-166	68.40	69.40	1.00	2.96
UG21-167	62.48	63.85	1.37	23.40
UG21-168	42.36	46.50	4.14	2.59
UG21-169	3.00	7.00	4.00	33.63
INCLUDING	6.00	7.00	1.00	118.00
UG21-169	19.00	20.50	1.50	2.51
UG21-169	45.28	46.56	1.28	3.17
UG21-169	64.00	66.00	2.00	15.92
INCLUDING	65.29	66.00	0.71	37.60
UG21-169	77.00	79.00	2.00	5.76
UG21-169	90.50	92.00	1.50	7.16
UG21-169	114.00	114.63	0.63	16.75

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-169	128.00	129.50	1.50	2.84
UG21-170	3.36	8.05	4.69	4.27
UG21-171	2.50	5.50	3.00	4.93
UG21-171	16.00	17.50	1.50	41.90
UG21-171	26.50	28.00	1.50	2.59
UG21-171	35.50	37.00	1.50	15.45
UG21-171	50.50	52.00	1.50	3.18
UG21-172	1.50	5.50	4.00	25.64
INCLUDING	1.50	2.50	1.00	10.05
AND	2.50	3.00	0.50	52.90
AND	4.50	5.00	0.50	20.70
AND	5.00	5.50	0.50	93.00
UG21-172	42.00	43.00	1.00	3.50
UG21-172	49.39	50.50	1.11	8.77
UG21-172	104.00	105.50	1.50	3.15
UG21-172	109.00	109.50	0.50	2.77
UG21-172	111.50	113.00	1.50	5.77
UG21-173	2.00	5.50	3.50	16.29
INCLUDING	4.63	5.50	0.87	52.60
UG21-173	50.00	53.50	3.50	1.87
UG21-173	58.00	62.50	4.50	5.38
UG21-173	72.50	74.00	1.50	9.13
UG21-173	83.00	84.50	1.50	8.80
UG21-173	86.50	87.60	1.10	6.45
UG21-173	89.00	90.50	1.50	2.22
UG21-173	101.00	102.50	1.50	2.57
UG21-173	106.00	107.50	1.50	49.10
UG21-174	2.00	5.00	3.00	13.43
INCLUDING	3.00	4.00	1.00	16.50
AND	4.00	5.00	1.00	15.95
UG21-174	57.00	59.50	2.50	15.99
INCLUDING	58.50	59.50	1.00	36.00
UG21-174	69.50	72.50	3.00	2.47
UG21-174	88.00	89.00	1.00	2.35
UG21-175	1.00	4.81	3.81	58.47
INCLUDING	3.61	4.21	0.60	45.10
AND	4.21	4.81	0.60	313.00
UG21-175	59.52	61.00	1.48	6.43
UG21-175	68.11	69.61	1.50	3.08
UG21-175	86.00	87.50	1.50	2.17
UG21-175	102.50	105.50	3.00	11.38
INCLUDING	104.00	105.50	1.50	19.00
UG21-176	0.75	5.50	4.75	46.94
INCLUDING	3.50	4.10	0.60	40.60
AND	4.10	4.60	0.50	320.00
AND	4.60	5.50	0.90	27.90
UG21-176	49.62	51.00	1.38	4.84
UG21-176	66.00	67.00	1.00	5.43
UG21-176	91.50	95.00	3.50	4.91
UG21-177	1.00	5.41	4.41	110.22
INCLUDING	2.75	3.56	0.81	14.35
AND	4.26	4.83	0.57	76.40
AND	4.83	5.41	0.58	730.00
UG21-177	44.00	45.00	1.00	28.00
UG21-177	67.68	69.20	1.52	5.33
UG21-177	83.50	85.00	1.50	5.33

True widths range from 60-100% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
S21-072	4273.8	2057.1	340.5	132.9	353.1	-64.1
S21-077	4315.4	2085.2	349.3	99.2	30.2	-56.1
S21-086	4207.8	2132.7	277.5	43.5	355.0	-47.0
S21-088	4189.2	2095.7	265.1	75.0	34.0	-50.0
S21-089	4459.7	2170.7	436.5	118.0	307.0	-71.0
S21-090	4459.7	2170.7	437.8	127.6	316.0	-58.0
S21-091	4459.7	2170.7	437.8	157.8	337.0	-69.0
S21-092	4459.7	2170.7	436.5	97.5	360.0	-53.1
S21-093	4459.7	2170.7	438.8	108.0	0.0	-77.1
S21-094	4459.7	2170.7	437.6	172.0	5.9	-49.9
S21-095	4459.7	2170.7	436.4	184.8	8.0	-59.0
S21-096	4459.7	2170.7	435.5	166.6	14.9	-51.0
S21-097	4459.7	2170.7	437.0	247.8	17.0	-64.8
S21-098	4459.7	2170.7	436.5	157.7	24.9	-53.1
S21-099	4459.7	2170.7	436.9	175.8	33.0	-58.9
S21-100	4499.7	2245.0	432.6	37.9	359.1	-54.0
S21-101	4501.2	2240.9	432.6	128.6	93.8	-62.2
S21-102	4495.4	2242.8	432.6	46.9	306.2	-60.3
S21-103	4522.5	2233.7	449.9	73.8	359.1	-62.1
S21-104	4524.4	2234.5	449.9	64.8	22.8	-52.1
S21-105	4418.3	2063.7	367.0	42.7	7.0	-45.1
UG21-111	4364.5	2047.7	320.5	179.0	309.0	-65.2
UG21-112	4365.3	2047.3	320.4	171.5	325.5	-75.2
UG21-113	4364.9	2047.9	321.8	92.5	341.8	-11.1
UG21-114	4364.8	2047.9	320.6	140.0	342.0	-64.1
UG21-115	4364.9	2047.7	320.4	155.0	341.9	-72.2
UG21-116	4365.0	2048.0	321.0	107.5	351.1	-55.0
UG21-117	4365.5	2048.1	321.8	106.6	356.0	-9.8
UG21-118	4365.6	2047.8	320.4	131.5	4.9	-66.9
UG21-119	4365.6	2048.2	321.3	105.0	5.9	-38.3
UG21-120	4365.6	2048.1	320.7	112.0	5.8	-56.0
UG21-121	4366.0	2048.3	321.7	48.0	12.0	-11.0
UG21-122	4932.0	2185.5	420.4	100.0	158.0	17.0
UG21-123	4931.7	2185.4	419.7	101.0	162.1	4.3
UG21-124	4931.6	2185.4	418.8	35.0	163.0	-25.1
UG21-125	4931.3	2185.4	419.2	150.0	169.0	-8.1
UG21-126	4931.1	2185.5	418.9	183.0	173.7	-25.8
UG21-127	4931.1	2185.4	419.2	137.0	175.4	-4.6
UG21-128	4930.9	2185.5	419.1	150.0	177.1	-13.6
UG21-129	4930.7	2185.5	418.8	190.0	183.0	-28.1
UG21-130	4930.7	2186.3	418.9	20.0	180.0	-21.0
UG21-131	4930.4	2185.5	418.7	134.0	186.0	-7.0
UG21-132	4931.7	2185.3	418.7	14.0	163.7	-25.0
UG21-133	4931.8	2185.4	419.0	179.0	165.9	-25.0
UG21-134	4706.7	2272.7	523.0	90.0	350.0	-40.2
UG21-135	4706.8	2272.8	523.6	90.0	352.0	-18.1
UG21-136	4706.7	2272.8	524.1	56.2	352.0	1.0

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
UG21-137	4707.4	2272.6	523.6	86.0	4.0	-24.1
UG21-138	4707.4	2272.7	524.5	68.0	4.1	11.0
UG21-139	4707.9	2271.8	522.7	140.5	5.0	-64.1
UG21-140	4707.9	2272.4	522.9	78.0	5.0	-45.1
UG21-141	4707.9	2272.6	523.9	88.0	5.0	-7.0
UG21-142	4708.7	2272.2	523.5	80.0	20.1	-22.1
UG21-143	4708.9	2272.2	524.6	9.0	27.0	12.1
UG21-144	4708.8	2272.2	523.8	53.5	27.0	-6.0
UG21-145	4708.6	2271.8	522.7	125.5	30.0	-56.0
UG21-146	4708.1	2272.5	523.6	52.0	40.0	-20.0
UG21-147	4366.1	2048.2	321.9	74.0	13.2	-10.9
UG21-148	4930.6	2185.5	418.9	156.0	182.8	-21.1
UG21-149	4789.6	2195.2	416.7	140.0	342.0	-9.2
UG21-150	4789.7	2195.3	416.8	146.0	346.0	-1.3
UG21-151	4789.7	2195.3	416.3	142.9	346.1	-20.0
UG21-152	4789.0	2195.0	416.1	38.0	349.4	-31.5
UG21-153	4788.9	2194.9	417.5	163.9	353.0	18.0
UG21-154	4789.6	2195.3	417.1	141.0	352.0	4.8
UG21-155	4789.1	2195.1	416.1	75.0	355.0	-38.8
UG21-156	4789.2	2195.2	416.5	132.0	357.1	-13.7
UG21-157	4790.1	2195.5	416.9	144.0	0.9	2.0
UG21-158	4790.1	2195.5	417.5	141.0	2.0	14.0
UG21-159	4790.1	2195.3	418.1	158.5	2.0	26.1
UG21-160	4790.0	2195.5	416.6	124.8	5.0	-11.0
UG21-161	4790.1	2195.5	416.2	131.7	8.1	-24.5
UG21-162	4790.2	2195.5	417.0	129.0	12.1	5.1
UG21-163	4790.3	2195.6	416.5	126.0	13.0	-16.0
UG21-164	4790.4	2195.5	416.5	135.0	19.0	-14.7
UG21-165	4789.6	2195.3	416.3	135.0	19.0	11.0
UG21-166	4790.9	2195.7	415.6	71.8	29.0	-39.1
UG21-167	4789.3	2195.2	416.1	160.0	350.0	-31.1
UG21-168	4707.6	2272.8	524.6	65.5	27.0	12.0
UG21-169	4673.9	2227.9	477.4	136.5	329.0	-7.0
UG21-170	4673.3	2228.1	476.8	144.4	330.0	-30.0
UG21-171	4671.9	2229.2	478.0	106.0	338.0	-18.1
UG21-172	4671.9	2229.2	477.0	136.0	338.1	-18.1
UG21-173	4671.9	2229.1	477.5	143.5	340.0	-4.1
UG21-174	4672.2	2229.1	477.9	128.0	346.1	5.9
UG21-175	4672.2	2229.2	477.6	131.0	348.0	-2.1
UG21-176	4672.2	2229.2	477.2	134.0	350.0	-12.1
UG21-177	4672.2	2229.1	476.9	145.0	349.8	-23.9

SNIP PROJECT
SECTION LOCATION MAP
JULY 2021
FOOTWALL ZONES
TWIN ZONES
VERTICAL SECTION 4670E
S21-086
S21-088
S21-072
S21-077
S21-100
S21-101
S21-102
S21-103
S21-104
S21-105
S21-089
S21-090
S21-091
S21-092
S21-093
S21-094
S21-095
S21-096
S21-097
S21-098
S21-099
UG21-111
UG21-112
UG21-113
UG21-114
UG21-115
UG21-116
UG21-117
UG21-118
UG21-119
UG21-120
UG21-121
UG21-147
UG21-169
UG21-171
UG21-172
UG21-170
UG21-173
UG21-174
UG21-175
UG21-176
UG21-177
UG21-134
UG21-135
UG21-136
UG21-137
UG21-138
UG21-139
UG21-140
UG21-141
UG21-142
UG21-143
UG21-144
UG21-145
UG21-146
UG21-168
UG21-149
UG21-150
UG21-151
UG21-152
UG21-153
UG21-154
UG21-155
UG21-156
UG21-157
UG21-158
UG21-159
UG21-160
UG21-161
UG21-162
UG21-163
UG21-164
UG21-165
UG21-166
UG21-167
UG21-122
UG21-123
UG21-124
UG21-125
UG21-126
UG21-127
UG21-128
UG21-129
UG21-130
UG21-131
UG21-132
UG21-133
UG21-148
2020 AU RESOURCES (PROJECTED TO SURFACE)
HISTORIC UNDERGROUND MINE DEVELOPMENT
0
100
200
300
400
500 Meters

SNIP PROJECT
TWIN AND FOOTWALL ZONES
VERTICAL SECTION 4670E
10 METRE SECTION ENVELOPE
LOOKING MINE GRID WEST
HISTORIC UNDERGROUND MINE DEVELOPMENT
2020 Au RESOURCES
2021 SKEENA DRILL INTERCEPT (g/t Au / METRES)
HISTORIC DRILL INTERCEPT (g/t Au / METRES)
TWIN ZONE
B520-8
52.48 / 3.10
2.15 / 3.70
1.08 / 2.70
5.54 / 0.85
B130-55
13.65 / 2.05
7.29 / 0.40
B520-9
4.68 / 3.00
B130-56
500 mASL
33.63 g/t Au over 4.00 m (UG21-169)
25.64 g/t Au over 4.00 m (UG21-172)
58.47 g/t Au over 3.81 m (UG21-175)
46.94 g/t Au over 4.75 m (UG21-176)
110.22 g/t Au over 4.41 m (UG21-177)
UNEXPLORED
19.60 / 1.00
17.10 / 3.50
3.24 / 2.00
1.74 / 2.20
24.49 / 7.50
11.01 / 1.00
54.41 / 0.70
2.35 / 1.60
2.16 / 2.60
3.85 / 1.90
UG21-174
UG21-175
UG21-171 / UG21-173
UG21-169
UG21-172
UG21-176
UG21-170
UG21-177
UNEXPLORED
1.30 / 1.40
4.60 / 7.90
41.90 g/t Au over 1.50 m (UG21-171)
450 mASL
1.80 / 11.20
1.37 / 1.00
3.70 / 1.70
B130-13
FOOTWALL VEINS
UG18-085
100 METRES
650 mE
700 mE
750 mE
800 mE